Calvert High Yield Bond Fund, a series of The Calvert Fund, launched Class Y shares on July 31, 2011, and Class C Shares on October 31, 2011.

Class Y shares are sold without any initial sales load or contingent deferred sales load. Class Y has no 12b-1 fee. Class Y generally requires a minimum $2,000 investment. Class Y also has a 2% redemption fee for amounts redeemed or exchanged within 30 days of purchase. Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries that have entered into an agreement with CID, the Fund's distributor, to offer Class Y shares to their clients.

Class C has no front-end sales charge. If a shareholder sells shares within the first year, the shareholder pays a 1.00% contingent deferred sales charge. Class C has an annual 1.00% 12b-1 fee. Class C generally requires a minimum $2,000 investment. Class C also has a 2% redemption fee for amounts redeemed or exchanged within 30 days of purchase.